August 11, 2005

Ms. Linda Cvrkel

Branch Chief

U. S. Securities and Exchange Commission

Washington D.C. 20549

Re:          Precision Auto Care, Inc.

Form 10-KSB for the fiscal year ended June 30, 2004

Form 10-Q for the quarter ended September 30, 2004, December 31, 2004 and March 31, 2005

Commission file #: 000-29478

Dear Ms. Cvrkel:

I am in receipt of your letter dated June 22, 2005.  The following is our response to each of the comments in the order that they appeared in your letter.

Form 10-KSB for the year ended June 30, 2004

1.             Please file an amended Form 10-KSB in response to our previous comment 1.

Response:

An amended Form 10-KSB was filed on July 14, 2005.

Form 10-Q for the period ended December 31, 2004

2.             We note from your response to comment 2 that your disclosure was revised for the quarter ended March 31, 2005 to explain why only $130,000 of revenue was recognized. However, we believe that the explanation included in your response is clearer than that included in your Form 10-QSB disclosure. Please include similar explanatory language in your disclosure in future filings.

Response:

Future filings will include similar explanatory language as recommended.

Sincerely,

/s/ Robert R. Falconi

Robert R. Falconi
President and Chief Operating Officer